October 11, 2019

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Solid Biosciences Inc.

Registration Statement on Form S-3

Filed September 3, 2019

File No. 333-233594

Ladies and Gentlemen:

On behalf of Solid Biosciences Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 4, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 filed on September 3, 2019.

Set forth below is the Company’s response to the Staff’s comment. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the response is keyed to the numbering of the comment and the heading used in the Comment Letter.

Registration Statement on Form S-3

General

1.

We note that the forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

Response: The choice of forum provision will not apply to actions arising under the Securities Act or the Exchange Act. Therefore, in the Company’s future quarterly and annual reports, including the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, the Company will revise its existing risk factor disclosure on this topic as follows (with revisions emphasized below by italicized and underlined text):

“Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. We do not intend to have this choice of forum provision apply to, and this choice of forum provision will not apply to, actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.”

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Ilan Ganot, Solid Biosciences Inc.

Lynette Herscha, Solid Biosciences Inc.